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                                  UNITED STATES
                       SECURlTIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                               (Amendment No. 4)*

                              Eagle BancGroup, Inc.
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                   26941T-10-3
  -----------------------------------------------------------------------------
                                 (CUSIP Number)

    Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054 (201) 560-1400
                                 (201) 560-1400
-------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)
                                January 22, 1999
 ------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement _. (A fee is not required only if the reporting person: (I) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has held no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






CUSIP NO. 44922Q105
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Dennis Pollack SS####-##-####
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                            (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                         / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.
--------------------------------------------------------------------------------

                           7  SOLE VOTING POWER
NUMBER OF                                   1,585
                  --------------------------------------------------------------
SHARES

BENFICIALLY                8  SHARED VOTING POWER

                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER
                                            1,585
PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER

                  -------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                     1,585
                  -------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                        / /
-------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  .14
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON* IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION
                                  SCHEDULE 13D

The statement on Schedule 13D which was filed on October 7, 1998, Amendment No. #1 which was filed on October 9, 1998, Amendment #2 which was filed on November 16, 1998 and Amendment No. 3 which was filed on December 17, 1998, on behalf of Seidman and Associates, L.L.C. ("SAL"), Seidman and Associates II, L.L.C. ("SALII"), Seidman Investment Partnership ("SIP"), Federal Holdings L.L.C. ("Federal"), Kerrimatt, LP ("Kerrimatt"), Lawrence B. Seidman, Individually ("Seidman"), Benchmark Partners LP ("Partners"), The Benchmark Company, Inc. ("TBCI"), Richard Whitman, Individually ("Whitman") and Lorraine Di Paolo ("Di Paolo"), Individually (collectively, the "Reporting Persons") with respect to the Reporting Persons' beneficial ownership of shares of Common Stock, $.01 par value (the "Shares"), of Eagle BancGroup, Inc., a Delaware Corporation (the "Issuer"), is hereby amended as set forth below. Such Statement on Schedule 13D is hereinafter referred to as the "Schedule 13D". Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

2.       Identity and Background

(a)      David M. Mandelbaum
(b)      80 Main Street
         West Orange, NJ 07052
(c)      David Mandelbaum is the General Partner of Kerrimatt, LP
(d)      See below. (1)
(e)      See below. (2)
(f)      U.S.A.

(a)      Dennis Pollack
(b)      47 Blueberry Drive
         Woodcliff Lake, NJ 07675
(c)      Dennis Pollack is a businessman and consultant.
(d)      See below (1)
(e)      See below (2)
(f)      U.S.A.

(1)None of the above persons during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(2)None of the above persons, during the last five years was a party to a civil proceeding of a judicial or adminisrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


4.  Purpose of Transaction

On January 22, 1999, Lawrence Seidman, as a representative of the Reporting Persons and Nominating Shareholders, sent a letter to Donald L. Fernandes requesting representation on the Eagle BancGroup, Inc. Board of Directors for two nominees, Lawrence Seidman and Dennis Pollack. The letter of January 22, 1999 is attached hereto as Exhibit A and is incorporated herein in its entirety.

5. Interest in the Securities of the Issuer

(a)(b)(c) As of the close of business on January 22, 1999, the Reporting Persons owned beneficially an aggregate of 102,235 shares of Common Stock, which constituted approximately 9.46% of the 1,080,108 shares of Common Stock outstanding as as of December 31, 1998, as disclosed in the Issuer's Press Release dated January 20, 1999. The schedule below describes transactions in the Common Stock effected by the Reporting Persons from November 22, 1998 to January 22, 1999. Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock, and except as set forth in this Item 5, none of the Reporting Persons has effected transactions that have not been previously reported in the Common Stock during the past sixty (60) days.

                No of                       Total
  Trade Date    Shares      Price       Cost/(Proceeds)       Entity
------------- ---------- ----------- --------------------- --------------
11/30/98      570        19.375      11,044.00             POLLACK*
------------- ---------- ----------- --------------------- --------------
------------- ---------- ----------- --------------------- --------------
11/30/98      525        19.938      10,466.00             POLLACK*
------------- ---------- ----------- --------------------- --------------
------------- ---------- ----------- --------------------- --------------
11/30/98      490        20.00        9,800.00             POLLACK*
------------- ---------- ----------- --------------------- --------------

*Mr. Pollack's stock is owned by his three minor children.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                ss/Lawrence B. Seidman
         January 22, 1999                      -------------------------------
              Date                              Lawrence B. Seidman, Power of
                                                Attorney Pursuant to Joint
                                                Filing Statement Dated
                                                October 5, 1998

                                                 ss/Dennis Pollack
                                                ---------------------------
                                                Dennis Pollack, Individually

                                                 ss/David M. Mandelbaum
                                                ----------------------------
                                                David M. Mandelbaum,
                                                General Partner, Kerrimatt, L.P.

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement and that such Statement and all amendments to such statement is made on behalf of each of them.

         In addition the undersigned hereby appoints Lawrence B. Seidman as attorney-in-fact for the undersigned with authority to execute and deliver on behalf of the undersigned any and all documents (including any amendments thereto) required to be filed by the undersigned or otherwise executed and delivered by the undersigned pursuant to the Securities Exchange Act of 1934, as amended, all other federal, state and local securities and corporation laws, and all regulations promulgated thereunder.

         IN WITNESS WHEREOF, the undersigned hereby execute this agreement on 22nd day of January 1999.
                                          ss/Dennis Pollack
                                          ---------------------------
                                          Dennis Pollack, Individually

                                          ss/David M. Mandelbaum
                                          ---------------------------
                                          David  M. Mandelbaum, General Partner,
                                          Kerrimatt, L.P.

                            LAWRENCE B. SEIDMAN, ESQ.
                                 100 Misty Lane
                                 P. O. Box 5430
                              Parsipanny, NJ 07054
                                January 22, 1998





Via Fax and Federal Express
Mr. Louis F. Ulbrich
First Federal Savings and Loan Association
301 Fairway Drive
Bloomington, Illinois 61701

Dear Mr. Ulbrich:

                  I am  a  representatiave  of  the  Reporting  Persons  to  the
Schedule 13D filed October 6, 1998 and Amendment No. 1 filed October 9, 1998, Amendment No. 2 filed November 12, 1998 and Amendment No. 3 filed December 16, 1998. The Reporting Persons own in excess of 5% of the outstanding shares of Eagle BancGroup, Inc. ("Eagle" or the "Company").

                  Benchmark Partners, L.P., Seidman & Associates, LLC, Seidman Investment Partnership, L.P., Seidman & Associates II, LLC, Kerrimatt, L.P. and Federal Holdings, LLC, (collectively: "The Nominating Shareholders") are all Reporting Persons and record holders of the Eagle Common Stock and herewith provide notice that they are nominating myself (Mr. Lawrence B. Seidman) and Dennis Pollack for election to the Eagle Board of Directors, at the next Annual Meeting.

                  It is the opinion of counsel for The Nominating Shareholders that Section 4(a) of the Certificate of Incorporation of Eagle ["Section 4(a)"] is not valid or enforceable; and, it is therefore not necessary to submit the information stipulated thereunder in order to effectively nominate directors. Nevertheless, in the spirit of cooperation and without prejudice, the Nominating Shareholders herewith submit Exhibit A which contains all the information required by Section 4 (a), except the home addresses of myself, Ms. DiPaolo, Mr. Pollack, and Mr. Whitman, which are as follows:



                           Richard Whitman
                           52 Mandon Dr.
                           Wayne, NJ 07470

                           Lorraine DiPaolo
                           47 Plaza Street
                           Brooklyn, NY 11217

                           Dennis Pollack
                           47 Blueberry Drive
                           Woodcliff Lake, NJ 07675

                           Lawrence B. Seidman
                           19 Veteri Place
                           Wayne, NJ 07470

                  I hereby request, on behalf of The Nominating Shareholders and on behalf of the nominees, that you provide me with Eagle's updated shareholder lists (including the NOBO/CEDE/Philadep list) as required by the Delaware General Corporation Law, Section 14a-7 of the Exchange Act of 1934, and Rule 14a-7 promulgated thereunder so that proxies can be solicited for the two (2) director nominees and in opposition to management's slate of directors. Pursuant to Rule 14a-7, please delivery the shareholder lists to me within five business days. A copy of the Certification required pursuant to Rule 14a-7 is attached hereto. This information was previously provided, but no updates were provided.

                  I hereby request that the above shareholder lists be provided to me in paper and magnetic tape or disc form (whichever form is utilized by your transfer agent). This list was previously provided in paper form only. Furthermore, please update the record holder information on a daily basis, or at the shortest other reasonable intervals, until the record date for the next Annual Meeting.

                  The Nominating Shareholders feel very strongly that shareholder representation is very important to corporate governance, and to the maximization of shareholder value. If a representative of the Company desires to discuss the accomplishment of these goals, please contact the undersigned.

                  The Schedule 13D and amendments thereto filed by the Reporting Persons contain certain disclosures concerning beneficial ownership of The
Nominating Shareholders, and those disclosures are incorporated herein by reference. Copies of these schedules have previously been sent to you.

                  The enclosed material is being filed with you, as the Secretary of Eagle, as required by Section 4(a) prior to the time prescribed therein, so that Eagle will have advance notice of the intentions of The Nominating Shareholders. In addition, if it is the opinion of Eagle that additional information is required, pursuant to Section 4(a), please notify me in writing, specifying what information is required and specifying the basis of each said request so we can properly evaluate same. This material will be re-filed within the time period prescribed in Section 4(a).

                  The Nominating Shareholders have no material financial interest in the proxy solicitation to be conducted in opposition to the nominees selected by Eagle's management. Any director fees paid to the nominees (Lawrence Seidman and Dennis Pollack), if they are elected, will belong to the respective nominee.

                  If you have any questions concerning the above or require any additional information, please contact the undersigned.

                                                     Very truly yours,

                                                     LAWRENCE B. SEIDMAN

                                  CERTIFICATION

         Lawrence B. Seidman, upon his oath certifies as follows:
         1. The Reporting Persons will not use the shareholder list information for any purpose other than to communicate with, and, if necessary, to solicit proxies from, the shareholders of Eagle BancGroup, Inc. with respect to the slate of Directors proposed by management for election at the next shareholder meeting.
         2. Reporting Persons will not disclose the shareholder list information to any person other than the beneficial owner for whom the shareholder list request was made, or an employee or agent to the extent necessary to effect the communication or solicitation referred to above.

                                                     ss/Lawrence B. Seidman
                                                     LAWRENCE B. SEIDMAN
STATE OF NEW JERSEY)
                   )SS.
COUNTY OF MORRIS   )
BEFORE ME, a notary public in and for the State of New Jersey, County of Morris, did personally appear LAWRENCE B. SEIDMAN, who made oath under penalty of perjury that the aforesaid facts are true and correct to the best of his knowledge, information and belief.

         GIVEN under my hand and seal this 22nd day, January, 1999.

ss/Ruth W. Rivind
Notary Public of New Jersey
My Commission expires:
Feb. 14, 2001




                                    EXHIBIT A
                SCHEDULE OF INFORMATION REQUIRED BY SECTION 4(a)
                                     of the
               ARTICLES OF INCORPORATION FOR EAGLE BANCGROUP, INC.

(i)      The Nominating Shareholders and their addresses:
                                                             No. of Shares
                                                                 Held As
                 Name                     Business Address    Recordholder*
 1. Seidman and Associates, L.L.C.        19 Veteri Place          100
                                          Wayne, NJ 07470
 2. Seidman Investment Partnership, L.P.  19 Veteri Place          100
                                          Wayne, NJ 07470
 3. Seidman and Associates II, L.L.C.     19 Veteri Place          100
                                          Wayne, NJ 07470
 4. Kerrimatt, LP                         80 Main St.              100
                                          West Orange, NJ 07052
 5. Federal Holdings, LLC                 One Rockefeller Plaza    100
                                          New York, NY 10020
 6. The Benchmark Company, Inc.           750 Lexington Avenue     100
                                          New York, NY 10022
[*Each Nominating Shareholder is the beneficial owner of additional shares as set forth in subparagraph (iv) below.]

(ii) Name, age, business address of Nominees:

         Lawrence Seidman, 51
         100 Misty Lane
         Parsippany, NJ 07470

         Dennis Pollack, Age 48
         47 Blueberry Drive
         Woodcliff Lake, NJ 07675

(iii) Principal occupation or employment:

         Lawrence  Seidman,  Mr.  Seidman is  Manager  of Seidman &  Associates,
         L.L.C., Seidman & Associates II, L.L.C., President of Veteri Place Corp., the sole General Partner of Seidman Investment Partnership, LP, Seidman Investment Partnership II, LP, Manager, of Federal Holdings, L.L.C. and business consultant to certain corporations and individuals, including, but not limited to, Kerrimatt, LP and Crown Associates, LLC.

         Dennis Pollack, since December, 1998, Vice Chairman of the Board of Directors of the Connecticut Bank of Commerce located in Stamford, Connecticut and from April 1996 to December 1998 was President, Chief Executive Officer and a Member of the Board of Directors of the Connecticut Bank of Commerce. Since October 1998 has been a consultant to Valley National Bank of Wayne, New Jersey. Since December 1, 1996 has been the Managing Director of Pegasus Funding Group based in Larchmont, New York, an asset based lender. From January 1995 to March 1996, he was Regional Vice President and National Director of Bank Consulting of Axiom Management Consulting, a management consulting firm that provides specialized business processing reengineering services. From April 1995 to December 1995, he was a Regional President of First Fidelity Bank; New York. From March 1988 to April 1995, he was the President, Chief Executive Officer and a Member of the Board of Directors of the Savings Bank of Rockland County. The Savlings Bank of Rockland County was purchased by First Fidelity Bank. Mr. Pollack is the Chairman of the Salvation Army Board - Rockland County, New York and was previouslyon the Executive Committee for Good Samaritan
         Hospital and the Citizens Advisory Committee for the Helen Hayes Hospital.


(iv) The following sets forth the name, business address, and the number of shares of Common Stock of the Corporation beneficially Owned by each of the Shareholders who have nominated the persons set forth above: (See Exhibit B for Purchase Schedule.)

                                                Number of Shares
                                                of Common Stock     Percent
                                                Beneficially          Of
    Name                   Business Address     Owned & Owned
    Class                                       in Record Name (4)
-------------------------------------------------------------------------------
1. Lawrence B. Seidman,    Lanidex Center          43,550             4.03
Individually(Seidman)and   100 Misty Lane
on behalf of entities and  Parsippany, NJ 07054
clients (1)
2.Seidman and Associates,  Lanidex Center,          8,850              .819
L.L.C.(SAL)                100 Misty Lane
                           Parsippany, NJ 07054
3. Seidman and Associates  Lanidex Center,         10,250              .948
II, L.L.C. (SALII)         100 Misty Lane
                           Parsippany, NJ 07054
4. Seidman Investment      19 Veteri Place          7,750              .717
Partnership, L.P.(SIP)     Wayne, NJ 07470
5. Federal Holdings, LLC   One Rockefeller Plaza    8,250              .763
                           New York, NY 10020
6. Kerrimatt, LP           80 Main St.              8,450              .782
                           West Orange, NJ 07052
7. The Benchmark Company,  750 Lexington Avenue    28,100             2.601
Inc.(TBCI)(2)              New York, NY 10022
8. Benchmark Partners LP   750 Lexington Avenue    29,000             2.684
(Partners) (2)             New York, NY 10022
9. Richard Whitman,        750 Lexington Avenue    57,100             5.286
Individually (2)           New York, NY 10022
10. Lorraine DiPaolo,      750 Lexington Avenue    57,100             5.286
Individually (2)           New York, NY 10022
11. Dennis Pollack (3)     47 Blueberry Drive.      1,585              .146
                           Woodcliff Lake, NJ 07675
-----------------------
(1) Seidman owns no shares of common stock directly, but may be deemed to have sole voting power and dispositive power as to 43,050 shares beneficially owned by SIP, SAL, SAL II, Kerrimatt and Federal. On November 8, 1995, the acting director of the Office of Thrift Supervision (OTS) issued a Cease and Desist Order against Seidman ("C & D") after finding that Seidman recklessly engaged in unsafe and unsound practices in the business of an insured institution. The C & D actions complained of were due to Seidman having allegedly obstructed an OTS investigation. The C & D ordered him to cease and desist from (i) any attempts to hinder the OTS in the discharge of its regulatory responsibilities, including the conduct of any OTS examination or investigation; and (ii) any attempts to induce any person to withhold material information from the OTS related to the performance of its regulatory responsibilities. The C & D also provides that for a period of no less than three (3) years if Seidman becomes an institution-affiliated party of any insured depository institution subject to the jurisdiction of the OTS, to the extent that his responsibilities include the preparation or review of any reports, documents, or other information that would be submitted or reviewed by the OTS in the discharge of its regulatory functions, all such reports, documents, and other information shall, prior to submission to, or review by the OTS, be independently reviewed by the Board of Directors or a duly appointed committee of the Board to ensure that all material information and facts have been fully and adequately disclosed. In addition, a civil money penalty in the amount of $20,812 was assessed under the C & D.
 (2) Neither Whitman and DiPaolo own any shares of Common Stock directly, but may be deemed to have shared voting power and dispositive power as to 57,100 shares beneficially owned by TBCI and Partner.
(3) Mr. Pollack's stock is owned by his three minor children. (4) Includes the shares listed in subparagraph (i) above.


The aggregate purchase price of the 102,235 Shares owned beneficially by the above on January 19, 1999 was approximately $1,261,429, (inclusive of brokerage commissions). Such Shares have been (or will be in the case of transactions which have not yet settled) paid for through working capital of the respective entities. As of January 19, 1999, none of the Reporting Prersons had an outstanding margin balance.

Seidman and Associates L.L.C. ("SAL") is a New Jersey limited liability company, organized to invest in securities, whose principal and executive offices are located at 19 Veteri Place, Wayne, New Jersey 07470. Lawrence Seidman is the Manager of SAL and has sole investment discretion and voting authority with respect to such securities.

Seidman and Associates II, L.L.C. ("SALII") is a New Jersey limited liability company, organized to invest in securities, whose principal and executive offices are located at 19 Veteri Place, Wayne, New Jersey 07470. Lawrence Seidman is the Manager of SALII and has sole investment discretion and voting authority with respect to such securities.

Seidman Investment Partnership, L.P. ("SIP") is a New Jersey limited partnership, whose principal and executive offices are located at 19 Veteri Place, Wayne, NJ 07470. Veteri Place Corporation is the sole General Partner of SIP and Lawrence Seidman is the only shareholder and officer of Veteri Place Corporation. Seidman has sole investment discretion and voting authority with respect to such securities.

Kerrimatt, LP ("Kerrimatt") is a limited partnership formed, in part, to invest in stock of public companies whose principal and executive offices are located at 80 Main Street, West Orange, New Jersey 07052. David Mandelbaum is the General Partner of Kerrimatt. Lawrence Seidman has the sole investment discretion and voting authority with respect to such securities.

Federal Holdings L.L.C. ("Federal") is a New York limited liability company, organized to invest in securities, whose principal and executive offices are located at One Rockefeller Plaza, 31st Floor, New York, NY 10020. Lawrence B. Seidman is the Manager of Federal and has sole investment discretion and voting authority with respect to such securities.

The Benchmark Company, Inc. ("TBCI") is a New York Corporation and Benchmark Partners, LP ("Partners"), a Delaware limited partnership. Richard Whitman is the president of TBCI and the general partner of Partners in which capacity he exercises voting control and dispositive power over securities reported herein by TBCI and Partners. Lorraine DiPaolo is the Executive Vice President of TBCI and a general partner of Partners. The principal business of TBCI is to act as a broker-dealer and investment advisor and the principal business of Partners is to invest in securities. Mr. Whitman and Ms. DiPaolo share the investment discretion and voting authority with respect to such securities.

Lawrence Seidman is a private investor whose principal office is located at 100 Misty Lane, Parsippany, NJ 07054. Mr. Seidman has sole investment discretion and voting authority for SAL, SALII, SIP, Kerrimatt and Federal.

Dennis Pollack is a private investor whose principal office is located at 47 Blueberry Drive, Woodcliff Lake, New Jersey 07675.

Richard Whitman and Lorraine DiPaolo whose principal office is located at 750 Lexington Avenue, New York, NY 10022 have discretionary and voting authority for TBCI and Partners.

A. The General Partner of SIP is: Veteri Place Corp; a New Jersey Corporation (Seidman is the sole officer, and shareholder). Seidman through Veteri Place Corp. is entitled to 20% of the profits.

B. The members SAL are: Seidman; Sonia Seidman; Seidcal Associates LLC (Brant Cali, Managing Member); Paul Schmidt; and Richard Greenberg. Seidman is entitled to an annual salary of $125,000 and as Manager is entitled to a 5% of the profits earned by SAL.

C. The members of SAL II are: Sonia Seidman and Seidcal Associates, L.L.C. (Brant Cali, Managing Member). Seidman is entitled to 5% of the profits earned by SAL II.

D. Mr. Seidman has an agreement with Kerrimatt, L.P., which gives him the complete discretion to vote and dispose of securities of the Issuer owned by Kerrimatt, L.P. Mr. Seidman is entitled to a percentage of the profits derived from these securities, which is calculated after allowing a return to Kerrimatt, L.P.

E. Mr. Seidman has an agreement with Federal which gives him the complete discretion to vote and dispose of securities of the Issuer owned by Federal. Mr. Seidman is entitled to a percentage of the profits derived from these securities which is calculated after allowing a return to Federal.

F. The Managing General Partner of Partners is Benchmark Capital Advisors ("BCA"), a division of TBCI. Whitman and DiPaolo share the power to invest and vote the securities owned by Partners. BCA is entitled to 20% of the Net Profits each year and an Annual Administrative Fee, payable quarterly, of 1% of the value of Partners assets.

G. None of the partners of SIP and Partners, or members of SAL, Federal, Kerrimatt, or SALII or the officers and directors of TBCI own any shares of Issuer except as disclosed herein.

The following are certain provisions concerning the division of profits or losses or guarantees of profits with reference to SAL, SALII , SIP and Federal. In Section 8.1(d) of the operating agreements for each of SAL and SALII, Mr. Seidman is entitled to 5% of the net profits each year and his wife is entitled to 15% of the net profits. In addition Section 11.3(b) in SAL's operating agreement entitles Mr. Seidman to annual compensation of $125,000. Mr. Seidman is also entitled to 20% of the net profits under the agreements with SIP [Section 9(a)(i)]]. In addition Mr. Seidman is also entitled to 25% of the Net Profits under the Agreement with Federal

Mr. Seidman is the Manager of Federal, SAL, SALII and is the president of the corporate general partner of SIP; and investment manager for Kerrimatt and, in that capacity, Mr. Seidman has the authority to cause those entities to acquire, hold, trade and vote these securities. SAL, SALII, Federal, Kerrimatt and SIP were all created to acquire, hold and sell publicly traded securities. None of the entities disclosed herein were formed to solely acquire, hold and sell the Issuer's securities. Each of these entities owns securities issued by one or more companies other than Issuer. The members and limited partners in SAL, SALII, SIP, Kerrimatt and Federal are all passive investors, who do not - and can not - directly or indirectly participate in the management of these entities, including without limitation proxy contests. Seidman's compensation is, in part, dependent upon the profitability of the operations of these entities, but no provision is made to compensate Seidman solely based upon the profits resulting from transactions involving the Issuer's securities.

The voting power over the Issuer's securities is not subject to any contingencies beyond standard provisions for entities of this nature, (i.e., limited partnerships and limited liability companies) which govern the replacement of a manager or a general partner.

Pursuant to Section 16 of the Amended and Restated Agreement of Limited Partnership (Partnership Agreement), Veteri Place Corporation, as of the end of each fiscal quarter shall be entitled to receive an administrative fee equal to a quarter of 1% of SIP's assets.

The scheduled term of SIP is until December 1, 2014 unless sooner terminated as provided in the Partnership Agreement.

SAL's term shall continue in full force and effect until May 1, 2024 unless terminated as provided for in its operating agreement.

SALII's term shall continue in full force and effect until May 1, 2024 unless terminated as provided for in its operating agreement.

Kerrimatt"s term shall continue in full force and effect as provided in its Letter Agreement. Pursuant to Paragraph 7 of the Letter Agreement, Mr. Seidman is entitled to a quarterly administration fee equal to a .25% of 1% of Kerrimatt assets.

Federal's term shall continue in full force and effect until April 30, 2045 as provided for in its operating agreement. Pursuant to Article 10.1 of the operating agreement, Mr. Seidman's management term expires on June 30, 2000. Pursuant to Article 10.2 of the Operating Agreement, Mr. Seidman is entitled to a quarterly administration fee equal to .25% of 1% of Federal's assets.

Partners term shall continue in full force and effect until December 31, 2009 unless terminated earlier as provided for in its Operating Agreement.

The persons and entities listed above agreed to act in concert with regard to the election of Directors. The persons and entities listed above reserve the right to terminate their agreement to act in concert.

Whitman and DiPaolo disclaim any beneficial interest in any shares of Common Stock owned by SAL, SAL II, SIP, Kerimatt, Federal or Seidman and they disclaim any beneficial interest in any shares of Common Stock owned by TBCI, Partners, DiPaolo or Whitman.

Mr. Pollack disclaims any beneficial interest in any stock of any other person or entity.

During the last five (5) years, none of SAL, SAL II, SIP, Federal, Kerrimatt, TBCI, Partners, Whitman, DiPaolo, Pollack and Seidman (nor any of the members of the limited liability companies nor limited partners of the limited partnerships) to the best of their knowledge, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


                             SOLICITATION; EXPENSES

Proxies may be solicited by a Committee comprised of the entities and persons listed above (The "Committee") by mail, advertisement, telephone, facsimile, telegraph, and personal solicitation. Whitman, DiPaolo, Pollack and Seidman will be principally responsible to solicit proxies for the Committee and certain of their employees will perform secretarial work in connection with the solicitation of proxies, for which no additional compensation will be paid. Banks, brokerage houses, and other custodians, nominees, and fiduciaries will be requested to forward the Committee's solicitation material to their customers for whom they hold shares and the Committee will reimburse them for their reasonable out-of-pocket expenses.

The Committee has retained Beacon Hill Partners, Inc. to assist in the solicitation of proxies and for related services. The Committee will pay Beacon Hill Partners, Inc. a fee of up to $10,000 and has agreed to reimburse it for its reasonable out-of-pocket expenses. In addition, the Committee has also agreed to indemnify Beacon Hill Partners, Inc. against certain liabilities and expenses, including liabilities and expenses under the federal securities laws. Approximately six (6) persons will be used by Beacon Hill Partners, Inc. in its solicitation efforts.

The entire expense of preparing, assembling, printing, and mailing this Proxy Statement and related materials and the cost of soliciting proxies will be exclusively borne by Seidman, SAL, SAL II, SIP, TBCI, and Partners.

Although no precise estimate can be made at the present time, the Committee currently estimates that the total expenditures relating to the Proxy Solicitation incurred by the Committee will be approximately $20,000 of which $-0- has been incurred to date. The Committee intends to seek reimbursement from the Company for those expenses incurred by the Committee, if their nominees are elected, but does not intend to submit the question of such reimbursement to a vote of the Stockholders.

Seidman and Pollack entered into an agreement with SAL, SIP, SAL II, TBCI and Partners, whereby these entities have agreed to bear all costs and expenses of, and indemnify against any and all liability incurred by, Seidman and Pollack in connection with Seidman and Pollack being candidates and a "participant in a solicitation" (as defined in the rules and regulations under the Securities Exchange Act of 1934, as amended). Seidman and Pollack will receive directors' fees upon their election as a Directors of the Company in accordance with the Company's then practice.

None of the participants in this solicitation nor any associates of the participants except as set forth herein (i) owns beneficially, directly or indirectly, or has the right to acquire, any securities of the Company or any parent or subsidiary of the Company, (ii) owns any securities of the Company of record but not beneficially, (iii) has purchased or sold any securities of the Company within the past two years, (iv) has incurred indebtedness for the purpose of acquiring or holding securities of the Company, (v) is or has been a party to any contract, arrangement or understanding with respect to any securities of the Company within the past year, (vi) has been indebted to the Company or any of its subsidiaries since the beginning of the Company's last fiscal year or (vii) has any arrangement or understanding with respect to future employment by the Company or with respect to any future transactions to which the Company or any of its affiliates will or may be a party. In addition, except as set forth herein none of the participants or any of the persons participating in this solicitation on behalf of the participants nor any associate or immediate family member of any of the foregoing persons has had or is to have a direct or indirect material interest in any transaction with the Company since the beginning of the Company's last fiscal year, or any proposed transaction, to which the Company or any of its affiliates was or is a party.

         (vi) During the past ten years none of the participants has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (vii) As of January 15, 1999, there were 1,126,608 shares of Common Stock shares of the Corporation outstanding. No record date has been set for the Annual Meeting.

Schedule B

                                     DATE    PRICE       PROCEEDS         SHARES
--------------------------------------------------------------------------------
SEIDMAN & ASSOCIATES LLC
                                     9198    13.93       29,251.00        2,100
                                    92898    14.50       39,875.00        2,750
                                   100798    14.75       59,000.00        4,000
--------------------------------------------------------------------------------
SUB-TOTAL                                                  128,733        8,850

SEIDMAN INVEST. PARTNERSHIP LP
                                     9198    13.94       13,940.00        1,000
                                    92898    14.50       39,875.00        2,750
                                   100798    14.75       59,000.00        4,000

--------------------------------------------------------------------------------
SUB-TOTAL                                               112,815.00        7,750

SEIDMAN & ASSOCIATES II, LLC
                                    51998    19.80       49,502.00        2,500
                                     9198    13.94       13,940.00        1,000
                                    92898    14.50       39,875.00        2,750
                                   100798    14.75       59,000.00        4,000
--------------------------------------------------------------------------------
SUB-TOTAL                                               162,317.00       10,250

KERRIMATT, LP
                                    92898    14.50       39,875.00        2,750
                                    92998    14.50        2,958.00          200
                                   100798    14.82       22,232.00        1,500
                                   100798    14.75       59,000.00        4,000
--------------------------------------------------------------------------------
SUB-TOTAL                                               124,065.00        8,450

FEDERAL HOLDINGS LLC
                                    92898    14.50       39,875.00        2,750
                                   100798    14.75       59,000.00        4,000
                                   100798    14.82       22,232.00        1,500

--------------------------------------------------------------------------------
SUB-TOTAL                                               121,107.00        8,250

BENCHMARK PARTNERS LP

                                    72296    11.20      196,015.00       17,500
                                    72596   10.940       27,359.00        2,500
                                   100798    14.75      132,765.00         9000

--------------------------------------------------------------------------------
SUB-TOTAL                                               356,139.00       29,000

THE BENCHMARK COMPANY, INC.
                                    81296    11.88       11,879.00        1,000
                                    81296    11.92       11,919.00        1,000
                                    81296    11.93       11,933.00        1,000
                                    81296    11.92       17,875.00        1,500
                                    81296    11.91       11,906.00        1,000
                                    81296    11.92       11,919.00        1,000
                                    81296    11.96       11,960.00        1,000
                                    81296    11.96       11,960.00        1,000
                                    81296    11.82       11,825.00        1,000
                                    81296    11.90        5,952.00          500
                                    81296    11.90       23,802.00        2,000
                                    81296    11.90       11,903.00        1,000
                                    81296    11.87       29,667.00        2,500
                                    81296    11.90        4,761.00          400
                                    81296    11.90        5,949.00          500
                                    81296    11.92       11,917.00        1,000
                                    90496    11.68       11,677.00        1,000
                                    90496    11.84       11,843.00        1,000
                                    90496    11.76       11,762.00        1,000
                                    90496    11.74       23,489.00        2,000
                                    90496    11.76       11,762.00        1,000
                                    90496 `              11,762.00        1,000
                                    90496    11.76        5,881.00          500
                                    90496    11.78        5,890.00          500
                                    90496    11.76       11,762.00        1,000
                                    42798    21.23        8,491.00          400
                                    42798    21.20       12,723.00          600
                                    42798    21.20       14,839.00          700

--------------------------------------------------------------------------------
SUB-TOTAL                                               349,008.00       28,100
DENNIS POLLACK

                                   113098   19.375       11,044.00          570
                                   113098   19.938       10,466.00          525
                                   113098    20.00        9,800.00          490

-------------------------------------------------------------------------------

SUB-TOTAL                                                31,310.00        1,585
TOTAL                                                 1,261,429.00      102,235

                                    Affidavit




         I, Lawrence B. Seidman and I, Dennis Pollack consent to be named in the proxy statement as nominees and to serve as directors, if elected at the next Annual Meeting of Eagle BankGroup, Inc.




                                                      ss/Lawrence B. Seidman
                                                      -----------------------
                                                      Lawrence B. Seidman

                                                      ss/Dennis Pollack
                                                      -----------------------
                                                      Dennis Pollack

Sworn to before me
 this  20th day of January, 1999
ss/Ruth W. Rivkind
A Notary Public of New Jersey
My Commission Expires Feb. 14, 2001